UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) August 11, 2021 (August 11, 2021)

Lyons Bancorp, Inc.
(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

35 William Street, Lyons, New York 14489

(315) 781-5007

(Full mailing address of principal executive offices,

Issuer’s telephone number, including area code)

31-1210180

(I.R.S. Employer Identification Number)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

Press Release

On August 11, 2021, Lyons Bancorp, Inc. issued a press release to provide an update on its offering of common stock pursuant to Regulation A, as described in its offering statement on Form 1-A, which was qualified by the Securities and Exchange Commission on August 6, 2021. A copy of the press release is attached hereto as Exhibit 9.1 and incorporated herein by reference.

Exhibits

Exhibit No.	Description

9.1	Press Release, dated August 11, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2021	Lyons Bancorp, Inc.

	By:	/s/ Robert A. Schick
Robert A. Schick
President